Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

Commission file number 1-10853

BB&T Corporation 401(k) Saving plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street
Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation
401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2001 and 2000

BB&T Corporation 401(k) Savings Plan
Index

Page(s)
Report of Independent Accountants	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 8

Supplemental Schedule:*

Schedule I – Schedule of Assets (Held at End of Year)	9

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants, Administrator and
BB&T Corporation Retirement Plans Committee

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the "Plan") at December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The statement of net assets available for benefits of the Plan as of December 31, 2000 was audited by other independent accountants whose prior report dated June 25, 2001 expressed an unqualified opinion on that statement.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina
July 3, 2002

BB&T Corporation
401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Investments, at fair value:
Common stock	$722,827,682	$735,977,113
Mutual funds	192,600,106	114,277,475
BB&T U.S. Treasury Money Market Fund	49,119,156	30,553,222
Participant loans	13,922,597	10,237,603

	978,469,541	891,045,413
Investments, at contract value:
One-year bank investment contracts	41,553,225	9,757,278

Net assets available for benefits	$1,020,022,766	$900,802,691

The accompanying notes are an integral part of these financial statements.

BB&T Corporation
401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2001

Additions to net assets attributable to:
Investment income (loss):
Interest	$ 2,679,752
Dividends	27,795,940
Net depreciation in fair value of investments	(42,682,825)

(12,207,133)

Contributions:
Employer	29,813,935
Employee	41,164,966
Rollovers	2,905,083

Total contributions	73,883,984

Total additions	61,676,851

Deductions from net assets attributable to:
Benefits paid to participants	76,351,532
Administrative expenses	2,239,218

Total deductions	78,590,750

Net decrease prior to transfers from other plans	(16,913,899)
Transfers from other plans (Note 3)	136,133,974

Net increase	119,220,075
Net assets available for benefits:
Beginning of year	900,802,691

End of year	$ 1,020,022,766

The accompanying notes are an integral part of these financial statements.

BB&T Corporation
401(k) Savings Plan
Notes to Financial Statements
Year Ended December 31, 2001

1.	Description of the BB&T Corporation 401(k) Savings Plan

The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation”or “Plan Sponsor”). The Plan was established as a prior plan effective July 1, 1982, was restated most recently effective January 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility of Participation

The Plan covers all employees who meet age and service requirements. Employees are eligible to make salary reduction contributions after 90 days of employment with the Corporation. Employees are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions

Participants may elect to contribute between 1% and 16%, in whole percentages, of their eligible earnings on a pre-tax basis subject to certain Internal Revenue Code limitations.

During 2001, the Corporation made matching contributions of 100% up to 6% of each participant’s contribution to the Plan.

Participants may make changes in their contribution percentage daily and can terminate withholdings at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting

Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account.

Participant Loans

Participants may borrow from their account balances up to a maximum which is not in excess of the lesser of $50,000 or 50% of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1% at the loan origination date.

BB&T Corporation
401(k) Savings Plan
Notes to Financial Statements
Year Ended December 31, 2001

Payment of Benefits

Participants are allowed to withdraw certain funds from their accounts twice per year. Upon retirement, a participant may elect to have distributions paid from this account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant’s life expectancy, or the life expectancy of the participant and beneficiary.

Participant Accounts

Each participant’s separate account is credited with the participant’s contribution and allocations of matching contributions, earnings on the account and administrative expenses. Allocations of earnings and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures represent nonvested employer matching contributions of participants that have terminated their employment with their employer. As a result of transfers from other plans into the Plan during 2001, approximately $313,000 of unallocated forfeitures were transferred into the Plan. During 2001, the Plan used $249,683 of forfeitures to reduce employer matching contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan which aggregated $35,505 in 2001. Trustee fees are paid by the Plan and consist primarily of administrative services rendered by the Corporation’s Trust Division (see Note 8).

Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions between seven mutual funds, the common stock fund, a money market fund and a bank investment contract, each offering different degrees of risk and return. The Plan’s investments in mutual funds and common stock are stated at fair value. The fair value of mutual funds and common stock was determined by closing prices at the end of the Plan year. The investment contracts of the Plan are stated at contract value which approximates fair value.

BB&T Corporation
401(k) Savings Plan
Notes to Financial Statements
Year Ended December 31, 2001

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Investments in participant loans are stated at cost which approximates fair market value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

Concentration of Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments which potentially subject the Plan to concentration of credit risk consist principally of mutual funds, bank investment contracts and common stock investments.

Payment of Benefits

Benefits are recorded when paid.

Party-in-Interest

The Plan invests in shares of mutual funds, bank investment contracts and common stock of the Corporation. The income of the Plan is derived from these investments, therefore, these transactions qualify as party-in-interest transactions which are allowable under ERISA.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on previously reported net assets available for benefits or net increase in assets available benefits.

3.	Bank Investment Contracts

The Plan invests in fully benefit responsive bank investment contracts guaranteed by the Corporation. The contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest earned at the contract rate, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

BB&T Corporation
401(k) Savings Plan
Notes to Financial Statements
Year Ended December 31, 2001

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2001 and 2000 was $41,553,225 and $9,757,278, respectively. The average yield and crediting interest rates were approximately 6.10% and 5.35% for 2001 and 2000. The crediting interest rate of the contracts is based upon the last U.S. Treasury bill auction prior to December 1stof year prior to the contracts issuance. Contracts are issued annually.

4.	Transfers from Other Plans

During 2001, BB&T Corporation authorized the transfer of participants and assets from various acquired company plans into the Plan. Participant account balances including investments and loans receivable were transferred from the various plans at various dates during 2001 as follows:

Kay & Company, Inc. Profit Sharing Plan	$336,427
Farmers & Merchants Bank 401(k) Profit Sharing Plan	1,570,241
Carson Insurance Agency, Inc. 401(k) Plan	189,813
401(k) Plan of One Valley Bancorp	55,881,235
Hardwick Holding Company 401(k) Retirement Plan	9,274,136
BB&T Corporation Frozen Retirement Plan for
Certain Acquired Companies	31,462,433
First Banking Company of Southeast Georgia
Profit Sharing Plan	9,107,762
Stephens & Company Insurance Services, Inc.
401(k) Plan and Trust	912,230
First Federal Employees' Savings & Profit Sharing
Plan and Trust	1,930,229
BankFirst 401(k) Profit Sharing Plan	10,485,027
FCNB Corporation 401(k) Retirement & Savings Plan	13,100,088
Wayne National Bank 401(k) Savings Plan	356,911
Fredricksburg Savings & Loan Association
Salary Savings Plan	1,527,442

$136,133,974

5.	Investments

The following presents investments that represent five percent or moreof the Plan’s net assets at December 31, 2001 and 2000:

	2001	2000

BB&T Corporation common stock	$722,827,682	$735,977,113
BB&T Large Company Value Fund	77,864,821	54,147,421

BB&T Corporation
401(k) Savings Plan
Notes to Financial Statements
Year Ended December 31, 2001

Included in the BB&T Corporation common stock listed above at December 31, 2001 and 2000, respectively, are approximately 370,557 and 392,482 shares of BB&T Corporation common stock held by former Employee Stock Ownership Plans’which have been allocated to the participants’accounts. The fair market value of these shares is $13,382,984 and $14,644,478 at December 31, 2001 and 2000, respectively. The remaining fair market value of BB&T Corporation common stock of $709,444,698 and $721,332,635 at December 31, 2001 and 2000, respectively, is allocated to participants’accounts on a unitized basis.

During 2001, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Net depreciation in fair value of investments:
Mutual funds	$(19,859,963)
BB&T Corporation common stock	(22,822,862)

$(42,682,825)

6.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by letter dated September 6, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Plan applied for an updated determination letter during 2002; no response from the IRS has been received.

7.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

8.	Party-In-Interest Transactions

The Plan received cash dividends of $19,167,385 on its investment in BB&T Corporation common stock during 2001.

Included in Plan assets are mutual funds sponsored by the Bank and bank investment contracts issued by the Corporation. Transactions in such securities qualify as party-in-interest transactions as defined by ERISA.

The cost of administrative services rendered by the Corporation’s Trust Division for the year ended December 31, 2001 was $2,047,441 (see Note 2).

BB&T Corporation
401(k) Savings Plan
Schedule of Assets (Held At End of Year)                                     Supplemental
December 31, 2001                                                                              Schedule I

		Number
		of		Current
Identity of Issuer	Description of Investments	Shares	Cost	Value

Participant-directed:
BB&T*	U.S. Treasury Money Market Fund	49,119,156	**	49,119,156
BB&T*	Intermediate U.S. Government Bond Fund	2,884,185	**	29,332,160
BB&T*	Large Company Value Fund	4,462,167	**	77,864,821
BB&T*	Common Stock Fund	***	**	722,827,682
BB&T*	One-Year Bank Investment Contracts	41,553,225	**	41,553,225
BB&T*	Balanced Fund	1,625,443	**	19,277,756
BB&T*	Large Company Growth Fund	3,143,012	**	29,387,166
BB&T*	International Equity Fund	941,709	**	7,543,091
BB&T*	Small Company Growth Fund	1,597,010	**	22,517,839
BB&T*	Equity Index Fund	867,178	**	6,677,273
	Participant loans (5.75% to 10.5% due thru December 2006)	--	**	13,922,597

				$1,020,022,766

*	Party-in-interest
**	Cost is omitted because the investment is participant-directed.
***	57,305,711 units and 370,557 shares of common stock are owned by the Plan

Exhibit Index

Exhibit 23	Consent of PricewaterhouseCoopers LLP
Exhibit 99.1	Explanation Concerning Absence of written consent of Arthur Andersen LLP
Exhibit 99.2	Copy of Prior Year Arthur Andersen LLP Report

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-36538) of BB&T Corporation of our report dated July 3, 2002 relating to the financial statements of BB&T Corporation 401(k) Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina
July 3, 2002

Exhibit 99.1

EXPLANATION CONCERNING ABSENCE OF WRITTEN CONSENT OF ARTHUR ANDERSEN LLP

          On March 20, 2002, BB&T Corporation ("BB&T") announced that it had appointed PricewaterhouseCoopers LLP to replace Arthur Andersen LLP as its independent accountants. Prior to the date of this report, the Arthur Andersen partners who reviewed BB&T's most recent audited financial statements resigned from Arthur Andersen. As a result, after reasonable efforts, BB&T has been unable to obtain Arthur Andersen's written consent to the incorporation by reference in the Plan's Securities Act registration statement of Arthur Andersen's audit reports with respect to the financial statements of the Plan for the fiscal years ended December 31, 2000 and to being named as an expert in the registration statement. Under these circumstances, Rule 437a under the Securities Act permits BB&T to omit Arthur Andersen's written consent from this filing.

          Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is provided that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

          As noted above, Arthur Andersen has not consented to the incorporation by reference of its audit reports in the Plan's registration statement and to being named as an expert in the registration statement. Accordingly, Arthur Andersen will not be liable under Section 11(a) of the Securities Act. BB&T believes, however, that other persons who may be liable under Section 11(a) of the Securities Act, including BB&T's officers and directors, may still rely on Arthur Andersen's audit reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act.

Exhibit 99.2

[The following exhibit contains a copy of Arthur Andersen's report which was filed in connection with BB&T's Form 11-K on June 29, 2001. This report has not been reissued by Arthur Andersen LLP]

Report of Independent Public Accountants

To the BB&T Corporation Retirement Plans Committee:

We have audited the accompanying statements of net assets available for plan benefits of the BB&T Corporation 401(K) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2000 and 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Charlotte, North Carolina,
June 25, 2001.